MASTERWORKS

Available Now: Nara's ($7,215,000)


Yoshitomo Nara,

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In 2019, Sotheby's sold Yoshitomo Nara's "Knife Behind Back" (2000) for a record-setting $25 million in Hong Kong. Since that sale, ARTnews has labeled Nara as an in-demand staple in international contemporary art auctions.

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